December 13, 2010

VIA U.S. MAIL AND FACSIMILE

Katherine Stoner, Esq.
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, Texas 77019

  Re: VALIC Separate Account A
     The Variable Annuity Life Insurance Company
     Initial Registration Statement on Form N-4
     File Nos. 333-170476 & 811-03240

Dear Ms. Stoner:

  The staff has reviewed the above-referenced registration statement, which the Commission received on November 9, 2010. Based on your request dated November 5, 2010 this filing received a selective review. Based on our review, we have the following comments (page numbers reference the courtesy copy):

1. <u>Fee Tables</u>, pages 7-9

  a. Please revise the disclosure in footnote 1 stating the "maximum surrender charge is the *less or* of 5%...."

  b. Please remove the footnote 1 reference to the section "Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges" as this disclosure does not appear in this filing.

  c. Please confirm the font size for footnote 1 on pages 7 and 9 is consistent and smaller than the font used in the table.

  d. Page 9. Please revise the last sentence in footnote * to clarify that total annual fund operating expenses *are* contractually waived or reimbursed if they exceed 1.18%.

2. <u>IncomeLOCK</u>, page 11

  Disclosure states that the feature is designed for "rollover annuities."   Please explain if this feature is available for other purchasers of the contract and, if so, include prominent disclosure that this feature may not be appropriate for purchasers other then rollover annuities.

3. <u>Loans</u>, page 12

Disclosure as to the IncomeLOCK feature on page 11 states that electing a loan will automatically terminate the rider. Please add disclosure under the heading Loans stating that electing a loan will terminate the IncomeLOCK feature.

4. <u>Variable Account Options</u>, page 18

For the High Watermark Funds, please explain the disclosure under the caption Adviser and Sub-Adviser listing AIG SunAmerica Asset Management Corp. as the "daily business manager" to the funds.

5. <u>Miscellaneous</u>

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

6. <u>Tandy Representations</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products